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SEC FILE NUMBER
8-66894

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brady Ware Corporate Finance, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3601 Rigby Road, Suite 400
(No. and Street)

Miamisburg	Ohio	45342
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Roberts	(937) 223-5247	troberts@bradyware.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company, Inc.
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

11/17/2009	3876
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Todd Roberts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brady Ware Corporate Finance, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

DIANA L. BLAIR
Notary Public, State of Ohio
My Commission Expires:
July 29, 2025

Signature:

Title:
President and CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brady Ware Corporate Finance, LLC

SEC File Number 8-66894

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2021 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

Brady Ware Corporate Finance, LLC

Table of Contents

Flynn&
Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brady Ware Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brady Ware Corporate Finance, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brady Ware Corporate Finance, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brady Ware Corporate Finance, LLC's management. Our responsibility is to express an opinion on Brady Ware Corporate Finance, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brady Ware Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Brady Ware Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Brady Ware Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Brady Ware Corporate Finance, LLC's auditor since 2006.
February 17, 2022
Cincinnati, Ohio

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

	12/31/2021
Assets	
Current Assets	
Cash and cash equivalents	$ 76,510
Accounts receivable, net	4,000
Prepaid insurance	17,625
Prepaid expenses	4,990
Total Current Assets	103,125
Total Assets	$ 103,125
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable - affiliate	$ 120
Accrued 401(k) profit sharing	1,329
Other accrued expenses	11,050
Total Liabilities	12,499
Member's Equity	90,626
Total Liabilities and Member's Equity	$ 103,125

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues	$ -
Expenses	
Salaries and wages	52,521
Employee benefits	14,526
Technology	3,913
Facilities	5,782
Liability insurance	18,053
Legal and professional	12,272
Other operating expenses	8,075
Total Expenses	115,142
Non-Operating Income	76,500
Net Loss	$ (38,642)

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance at December 31, 2020	$	64,268
Net loss		(38,642)
Contributions		65,000
Balance at December 31, 2021	$	90,626

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:		
Net loss	$	(38,642)
Adjustments to reconcile net loss to net cash used by operating activities:		
Paycheck Protection Program loan forgiveness income		(72,500)
		(111,142)
Increase in Accounts receivable		(4,000)
Increase in Prepaid insurance		(4,901)
Increase in Prepaid expenses		(2,091)
Increase in affiliate payable		120
Decrease in accrued wages and payroll taxes		(18,374)
Decrease in accrued 401(k) profit sharing		(4,751)
Increase in Other accrued expenses		1,050
Net cash used in operating activities		(144,089)
Cash Flows from Financing Activities		
Member contributions		65,000
Net cash provided by financing activities		65,000
Net decrease in cash and cash equivalents		(79,089)
Cash and cash equivalents, beginning of year		155,599
Cash and cash equivalents, end of year	$	76,510

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Brady Ware Corporate Finance, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on February 7, 2005 as an Ohio limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Brady Ware Capital, LLC. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates as a Non-Covered Firm under that rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2021, management has determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

M&A Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant Judgments

Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $64,011 at December 31, 2021. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0.1953 to 1 at December 31, 2021.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying income taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements. The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions.

BRADY WARE CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 17, 2022, which was the date the financial statements were available to be issued for the year ended December 31, 2021.

NOTE B – CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

NOTE C – PAYROLL PROTECTION PROGRAM LOAN PAYABLE

In April 2020, the Company received loan proceeds in the amount of $72,500 under the Paycheck Protection Program ("PPP") which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). PPP loans and accrued interest are forgivable after a "covered period" as long as the borrower meets certain criteria. Any unforgiven portion of the PPP loan is payable over two or five years at an interest rate of 1%, with a deferral of payments for 10 months after the end of the covered period. The Company intends to apply for forgiveness within the required time allowed which is 10 months after the end of the covered period.

During 2021, the Company applied for and received loan forgiveness equal to the full amount of its PPP loan. This loan forgiveness income is reported in the statement of operations as non-operating income.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with Brady Ware Capital, LLC, the sole member of the Company, for the allocation of certain expenses such as personnel, occupancy, administrative and operational support services. The Company also has an expense sharing agreement with Brady Ware Schoenfeld, Inc., an affiliated company which has common ownership with Brady Ware Capital, LLC, for the allocation of certain expenses such as personnel, insurance, and professional fees. During 2021, the Company incurred expenses relating to these agreements totaling $10,538.

NOTE E – UNCERTAINTIES

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The rapidly developing pandemic has generated significant uncertainty in the economy, has impacted the normal operations of most businesses, and has created volatility in the financial markets.. The outbreak of COVID-19 is still on-going and the extent of the impact of COVID-19 on the Company's financial position is uncertain. The related financial impact and duration cannot be reasonably estimated at this time.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021

Net Capital:		
Member's equity	$	90,626
Nonallowable assets		26,615
Net Capital		64,011
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	59,011
Aggregate Indebtedness	$	12,499
Ratio of Aggregate Indebtedness to Net Capital		0.1953 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Brady Ware Corporate Finance, LLC unaudited FOCUS Report as of December 31, 2021. Therefore, no reconciliation of the two computations is deemed necessary.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as a Non-covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15C3-3).

Flynn & Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Member
Brady Ware Corporate Finance, LLC
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Brady Ware Corporate Finance, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:

1. The Company receives transaction-based compensation from private placement of securities, investment advisory services and financial advisory services and does not receive or hold any customer funds or securities.
2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
3. The Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth as a Non-Covered Firm, as defined under the Securities and Exchange Commission's *Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule.*

Flynn & Company, Inc.

February 17, 2022
Cincinnati, Ohio

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

BRADY WARE COPORATE FINANCE, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2021

Brady Ware Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Broker-Dealer receives transaction-based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities.

   Broker Dealer claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. The Company has met this exemption for the entire fiscal year ending December 31, 2021 without exception.

Todd Roberts
President